EXHIBIT 21.1

Significant Subsidiaries of EOS Inc.

Emperor Star International Trade Co., LTD, a corporation formed under the laws of Taiwan and wholly-owned subsidiary of EOS Inc. (the “Company”)

EOS International Inc., a British Virgin Islands corporation and a wholly-owned subsidiary of EOS Inc.

A-Best Wire Harness & Components Co., Ltd., a corporation formed under the laws of Taiwan, 51% of which will be held by EOS Inc. upon the completion of the Stock Purchase Agreement

Shanghai Maosong Trading Co., Ltd., a corporation formed under the laws of People’s Republic of China and wholly-owned subsidiary of EOS International Inc.